BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street
Station
                                   New York, NY 10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
    The Cleveland Electric Illuminating Company


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule

13G filing submission through the EDGAR-Link

System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P.

Reitemeyer





Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                   SCHEDULE 13G


          Under the Securities Exchange Act of
                    1934 (Amendment No. 1  )*
                            ____

         The Cleveland Electric Illuminating
           Company
           _____________________________________
                       NAME OF ISSUER:
            Preferred Stock (Par Value - No Par)
           _____________________________________
             TITLE OF CLASS OF SECURITIES

                          18610860
           _____________________________________


                       CUSIP NUMBER


Check the following box if a fee is being paid
with this statement [ ].  (A fee is not required
only if the filing person: (1) has a previous
statement on file reporting beneficial ownership
of more than five percent of the class of
securities described in Item 1; and (2) has filed
no amendment subsequent thereto reporting
beneficial ownership of five percent or less of
such class.) (See Rule 13d-7.)
*The remainder of this cover page shall be filled
out for a reporting persons initial filing on this
form with respect to the subject class of
securities, and for any subsequent amendment
containing information which would alter the
disclosures provided in a prior cover page.
The information required in the remainder of this
cover page shall not be deemed to be filed for the
purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the
liabilities of that section of the Act but shall
be subject to all other provisions of the Act
(however, see the Notes).
           (Continued on following page)
CUSIP No. 18610860                 Page 1 of 5
Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
  Bankers Trust New York Corporation.
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation is a New York corporation.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON






10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES
   CERTAIN SHARES *
CUSIP No. 18610860                 Page 2 of 5

Pages



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *

Bankers Trust New York Corporation - HC





Item 1(a) NAME OF ISSUER:

The Cleveland Electric Illuminating Company

Item 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
          OFFICES: 55 Public Square
          Cleveland, OH 44113

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation is
          incorporated in the State of New York
          with its principal business office
          located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - No Par) of The

          Cleveland Electric Illuminating Company,

          a Ohio corporation.



CUSIP No. 18610860                 Page 3 of 5

Pages



Item 2(e) CUSIP NUMBER:

          18610860

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g)  [X] Parent Holding Company, in
          accordance with Section 240.13d-
          1(b)(ii)(G)






Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:
     (c)  Number of shares as to which the Bank
          has:
     (i)  sole power to vote or to direct the vote
     (ii) shared power to vote or to direct the vote
     (iii)sole power to dispose or to direct the disposition of
     (iv) shared power to dispose or to direct the disposition of
Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:
          [X]
Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF
          ANOTHER PERSON:

          Not applicable.





CUSIP No. 18610860                 Page 4 of 5

Pages





Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY
          BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP

          Not applicable.














































CUSIP No. 18610860                 Page 5 of 5

Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were
          acquired in the ordinary course of
          business and were not acquired for the
          purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




SIGNATURE:

     After reasonable inquiry and to the best of

my knowledge and belief, I certify that the

information set forth in this statement is true,

complete and correct. Date: as of December 31,

1995

Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

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                            100%
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                    Bankers Trust Company